D E V L I N J E N S E N Barristers & Solicitors	Vancouver Office: P.O. Box 12077 Suite 2550 555 West Hastings St. Vancouver, B.C. Canada V6B 4N5 Tel: (604) 684-2550 Fax: (604) 684-0916 E-mail: mshannon@devlinjensen.com

February 8, 2007

United States Securities and Exchange Commission
100 F St., NE
Washington, D.C.
20549-7010

Attn.:  Ms. Jenifer Gallagher, Division of Corporate Finance

Dear Madame:

Re:      Magnus International Resources Inc. (the “Company”)
            Form 10-K for the Fiscal Year Ended July 31, 2006
            Filed November 14, 2006
            Form 10-Q for the Interim Period Ended October 31, 2006
            Filed December 15, 2006
            File No. 000-49961

We are counsel for the Company and are writing on its behalf.  With respect to the letter from the United States Securities and Exchange Commission, dated February 1, 2007, (the “SEC Letter”) we have been advised by the Company that the accountant responsible for compiling the Company’s financial information is out of town until February 16, 2007, which will be outside of the 10 business days provided in order to respond to the comments in the SEC Letter.  Therefore, we respectfully request an extension of the time period within which the Company is to respond to the comments in the SEC Letter until February 28, 2007.

We trust that this extension request will be acceptable to the SEC.  If there is any concern, please contact the undersigned at your earliest convenience.

On behalf of the Company, we sincerely thank and appreciate the SEC’s cooperation in this matter.

Yours very truly,
DEVLIN JENSEN
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON